78

                                                Exhibit 14.1


                 PARK ELECTROCHEMICAL CORP.
                       CODE OF ETHICS
  FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS
                   ADOPTED ON MAY 6, 2004

The Company is committed to conducting its business in accordance with applicable laws, rules and regulations and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Company's Chief Executive Officer, Chief Financial Officer and Controller (or persons performing similar functions) (together, "Senior Officers"), sets forth specific policies related to the performance by the Senior Officers of their duties.

A Senior Officer must not only comply with applicable law but also engage in and promote honest and ethical conduct and abide by the Code of Business Conduct and Ethics and other Company policies and procedures that govern the conduct of the Company's business.

Compliance With Laws, Rules And Regulations

Senior Officers are required to comply with the laws, rules and regulations that govern the conduct of the Company's business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts Of Interest

A Senior Officer's obligation to conduct the Company's business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior written approval of, (1) the General Counsel or the Chair of the Audit Committee of the Board of Directors and (2) the Chairman of the Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Senior Officers are required to promote compliance with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

If a Senior Officer knows of or suspects a violation of applicable laws, rules or regulations or this Code of Ethics, such Senior Officer must immediately report that information to (1) the General Counsel or any member of the Audit Committee of the Board of Directors and (2) the Chairman of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers Of Code Of Ethics

If a Senior Officer desires to seek a waiver of the Code of Ethics, such Senior Officer must make full disclosure of his particular circumstances to (1) the General Counsel or the Audit Committee of the Board of Directors and (2) the Chairman of the Board of Directors. Amendments to and waivers of this Code of Ethics will be publicly disclosed if and as required by applicable laws and regulations.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Senior Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.






[exhitib14.1]ll